Exhibit 99.1

 ABN 82 010 975 612

PO Box 2403 Toowong

Queensland 4066 Australia

Telephone: + 61 7 3842 3333

Facsimile: + 61 7 3720 9624

www.progen-pharma.com

Progen Presents Additional Analysis of Data from PI-88 Phase 2 Liver Cancer Study at American Association for the Study of Liver Diseases

Brisbane, Australia. 5 November 2007: Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced additional data from the Phase 2 liver cancer study of PI-88 completed earlier this year. This data was presented at the 58th Annual Meeting of the American Association for the Study of Liver Diseases in Boston, USA (1).

(1) Each year, the American Association for the Study of Liver Diseases brings together over 6,000 hepatologists and hepatology health professionals from around the world for its annual meeting to meet and exchange the latest liver disease research, and discuss treatment outcomes.

As the Phase 2 trial’s study period covered 48 weeks from curative surgery, the data analysis described in this presentation was performed to evaluate the treatment’s impact when patients with a low risk of experiencing a liver cancer recurrence within twelve months are removed from the analysis population. Patients were removed from the patient population if, based on published prognostic factors, they were considered likely to complete the 12 months of the study without recurrence.

The resultant analysis of those patients who had a high risk of recurrence in the 12-month period shows that PI-88 at least doubled the time to disease recurrence calculated at the 60th percentile (p=0.0107) (control (n=33): 24 weeks versus 160mg PI-88 (n=36): 48 weeks). This compares to a 76% improvement at the 70th percentile (p=0.0867) if all patients are included, as reported earlier this year.

Dr James Garner, commented: “We know that around 50% of untreated patients are likely to experience disease recurrence within 12-15 months after they have had curative liver cancer resection. Given our Phase 2 study only assessed the recurrence of disease up to 12 months after surgery, this implies that approximately half of the study population were unable to provide information about the efficacy of the drug. When you remove from the analysis patients unlikely to recur in the study time frame, the treatment effect of PI-88 as measured in the Phase 2 study is more clearly demonstrated.”

Dr Garner further commented: “These data further expand our confidence that our 600-patient Phase 3 study will demonstrate PI-88’s effect not only for those patients likely to recur within a relatively short period of time but also for those whose chance of recurrence is delayed, as the Phase 3 study is designed to treat and follow patients for a longer period of time.”

The double-blind placebo controlled Phase 3 study is designed to assess, as its primary endpoint, improvement in disease free survival (DFS), amongst approximately 600 patients in countries across North America, Europe and Asia, following surgery to remove liver cancer tumors. Half of the patients in this study will be administered PI-88 after surgical removal of tumors and the remaining patients will receive a placebo so that a direct statistical comparison between the placebo and PI-88 can be made.

A copy of this poster presentation can be found at www.progen-pharma.com.

About PI-88:         PI-88 is one of a new class of multi-targeted cytostatic cancer therapeutics. It is a novel anti-cancer compound with a first-in-class mechanism as a heparan sulfate mimetic. Its anti-tumor activity is based on inhibition of two biological processes — angiogenesis (the growth of new blood vessels) and metastasis (the spread of cancer to other sites) — critical to the growth and progression of cancer. In a Phase 2 trial in post-resection liver cancer, 160mg of PI-88 demonstrated a 25%

improvement in the primary endpoint of disease-free rate at 48 weeks and 78% improvement in secondary endpoint of disease-free survival. These results, combined with positive feedback from the FDA, provide Progen with confidence in the potential of PI-88 for this indication and we are therefore aggressively pursuing its development towards registration and commercialization.

About Progen:      Progen Pharmaceuticals Limited is an Australia-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com
Media and Investor Relations Australia: Rebecca Wilson Buchan Consulting T: +61 2 9237 2800 M: +61 417 382 391 E: rwilson@bcg.com.au	Phillipa Harris Buchan Consulting T: +61 2 9237 2800 M: +61 408 465 800 E: pharris@bcg.com.au
Media Relations USA: Robert D. Stanislaro Financial Dynamics T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations.  These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.